Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-150682
June 12, 2008
Teekay Offshore Partners L.P.
7,000,000 Common Units Representing Limited Partner Interests

Issuer:	Teekay Offshore Partners L.P. (Teekay Offshore or Partnership) (NYSE: TOO)

Offering:	7,000,000 common units representing limited partner interests; 1,050,000 common units to cover over-allotments, if any

Concurrent private placement to Teekay Corporation:	Teekay Corporation (Teekay) has agreed to purchase 3,250,000 unregistered common units from the Partnership at the public offering price

Units outstanding after the offering and the concurrent private placement:	20,050,000 common units (21,100,000 common units if the over-allotment option is exercised in full) and 9,800,000 subordinated units

Settlement and delivery date:	June 18, 2008

Public offering price:	$20.00 per unit

Proceeds to the Partnership, after underwriting discounts and commissions, before expenses:	$19.25 per unit; $134,750,000 total ($154,962,500 if the over-allotment option is exercised in full)

Use of proceeds:	The Partnership intends to use the $203.5 million of net proceeds from the offering, the concurrent private placement and the Partnership’s general partner’s contribution to maintain its 2% general partner interest, along with $1.5 million of cash, to purchase from Teekay an additional 25.0% interest in Teekay Offshore Operating L.P. (OPCO), a Marshall Islands limited partnership, for $205.0 million. Any net proceeds from the exercise of the underwriters’ over-allotment option will be used to repay a portion of the amounts the Partnership borrowed from OPCO to purchase three vessels in 2007.

Capitalization, as adjusted	As a result of the offering and the concurrent private placement, the use of proceeds and the other transactions contemplated by the prospectus supplement, Teekay Offshore’s capitalization, as adjusted at March 31, 2008, would be (assuming no exercise of the over-allotment option):

(In thousands)
	Total cash and cash equivalents	$136,340

	Long-term debt, including current portion	$1,665,423
	Non-controlling interest	228,998
	Partners’ equity	160,564

	Total capitalization	$2,054,985

Lead Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Lehman Brothers Inc.

Co-Managers:	Morgan Stanley & Co. Incorporated J.P. Morgan Securities Inc. Raymond James & Associates, Inc.

Stabilization transactions	Prior to purchasing the common units being offered pursuant to the prospectus supplement, one of the underwriters purchased, on behalf of the syndicate, 312,900 common units at an average price of $20.0841 per common unit in stabilizing transactions on June 12, 2008.
The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146 (Citigroup Global Markets Inc.). You may also access the preliminary prospectus by clicking on the following link:
http://www.sec.gov/Archives/edgar/data/1382298/000094523408000281/0000945234-08-000281-index.htm